Subsidiaries of American Realty Capital Healthcare Trust II, Inc

Name	Jurisdiction of Formation/Incorporation
American Realty Capital Healthcare Trust II Operating Partnership, LP	Delaware
ARHC FMWEDAL01, LLC	Delaware